

By Electronic Mail

April 1, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: American Century ETF Trust
        Issuer CIK: 0001710607
        Issuer File Number: 333-221045/811-23305
        Form Type: 8-A12B
        Filing Date: April 1, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- American Century Focused Dynamic Growth ETF (FDG)
- American Century Focused Large Cap Value ETF (FLV)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden
Initial Listings Analyst